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                         CHECKFREE HOLDINGS CORPORATION
                           4411 EAST JONES BRIDGE ROAD
                             NORCROSS, GEORGIA 30092


                                 March 17, 1999


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      CheckFree Holdings Corporation
                  Registration Statement on Form S-4
                  (Registration No. 333-15247)

Ladies and Gentlemen:

         Please be advised that CheckFree Holdings Corporation (the "Company") hereby requests withdrawal of the above-mentioned Registration Statement pursuant to Rules 477 and 478 of Regulation C promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Registration Statement was originally filed on October 31, 1996 and was never declared effective by the Securities and Exchange Commission. As no securities were sold, or will be sold, pursuant to the Registration Statement, the Company hereby requests withdrawal of said Registration Statement (Registration No. 333-15247).

                                   Very truly yours,

                                   CHECKFREE HOLDINGS CORPORATION

                                   By:        /s/ Peter J. Kight
                                      ------------------------------------------
                                         Peter J. Kight, Chairman, President
                                         and Chief Executive Officer


c:  Steven C. Duvall, Assistant Director